UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Leadis Technology, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
52171N103
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	52171N103

1	NAMES OF REPORTING PERSONS Firelake Strategic Technology Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000 shares of Common Stock

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,000,000 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 2 to the statement on Schedule 13G is being filed by Firelake Strategic Technology Fund, L.P. (the “Fund”), Firelake Capital Partners LLC (“FCP”), Firelake Capital Management LLC (“FCM”), Fred Kittler (“Kittler”) and Martin Lagod (“Lagod”) together with the Fund, FCP, FCM, and Kittler, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No.	52171N103

1	NAMES OF REPORTING PERSONS Firelake Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000 shares of Common Stock *

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,000,000 shares of Common Stock *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares of Common Stock *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 2 to the statement on Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
* These shares are beneficially owned directly by the Fund. The Reporting Person is the sole general partner of the Fund.

CUSIP No.	52171N103

1	NAMES OF REPORTING PERSONS Firelake Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000 shares of Common Stock *

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,000,000 shares of Common Stock *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares of Common Stock *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
(1) This Amendment No. 2 to the statement on Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
* These shares are beneficially owned directly by the Fund. The Reporting Person is the discretionary investment adviser for the Fund.

CUSIP No.	52171N103

1	NAMES OF REPORTING PERSONS Fred Kittler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000 shares of Common Stock *

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,000,000 shares of Common Stock *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares of Common Stock *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 2 to the statement on Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
* These shares are beneficially owned directly by the Fund. The Reporting person is a manager and member of FCP and FCM. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

CUSIP No.	52171N103

1	NAMES OF REPORTING PERSONS Martin Lagod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000 shares of Common Stock *

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

2,000,000 shares of Common Stock *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000,000 shares of Common Stock *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Amendment No. 2 to the statement on Schedule 13G is being filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
* These shares are beneficially owned directly by the Fund. The Reporting person is a manager and member of FCP and a member of FCM. The Reporting Person disclaims beneficial ownership of all such shares except to the extent of his proportionate pecuniary interests therein.

CUSIP No.	52171N103
Item 1(a). Name of Issuer:
Leadis Technology, Inc.
Item 1(b). Address of Issuer’s Principal Executive Officers:
800 W. California Avenue, Suite 200
Sunnyvale, California 94086
Item 2(a). Name of Person(s) Filing:
This Amendment No. 2 to the statement on Schedule 13G is being filed by Firelake Strategic Technology Fund, L.P. (the “Fund”), Firelake Capital Partners LLC, Firelake Capital Management LLC, Fred Kittler and Martin Lagod.
The Fund is the direct owner of the Issuer’s securities reported herein.
Firelake Capital Partners LLC is the sole general partner of the Fund. As such, it may be deemed to control the Fund and therefore may be deemed to be the beneficial owner of the shares reported in this Schedule 13G.
Firelake Capital Management LLC serves as the discretionary investment adviser for the Fund.
Fred Kittler is the manager and a member of Firelake Capital Management LLC. Martin Lagod is a member of Firelake Capital Management LLC. Through their control of Firelake Capital Management LLC, they may be deemed to control the Fund, and therefore they may be deemed to be beneficial owners of the shares reported in this Schedule 13G.
Item 2(b). Address of Principal Business Office:
575 High Street, Suite 330
Palo Alto, California 94301
Item 2(c). Citizenship:
Firelake Strategic Technology Fund, L.P. is a Delaware limited partnership.
Firelake Capital Partners LLC and Firelake Capital Management LLC are Delaware limited liability companies.
Fred Kittler and Martin Lagod are United States citizens.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
52171N103
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Firelake Capital Management LLC is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP No.	52171N103
Item 4(a). Amount Beneficially Owned:
As of December 31, 2009, 2,000,000 shares of the Common Stock. These shares are beneficially owned directly by the Fund. The other Reporting Persons disclaim beneficial ownership of all such shares except to the extent of their proportionate pecuniary interests therein. See notes and footnotes above.
Item 4(b). Percent of Class:
6.6%. This percentage is calculated based upon 30,077,987 shares of the Common Stock outstanding as of September 15, 2009 as reported on the Schedule 14A filed with the Securities and Exchange Commission on October 2, 2009.
Item 4(c). Number of shares as to which such persons have:
With respect to each of the filing persons:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,000,000 *
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,000,000. *
* See notes and footnotes above.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8. Identification and Classification of Members of the Group:
Not applicable.
Item 9. Notice of Dissolution of Group:
Not applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	52171N103
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Firelake Strategic Technology Fund, L.P. By: Firelake Capital Partners LLC Its: General Partner
By:	/s/ Martin Lagod	Dated: February 3, 2010
Martin Lagod
Managing Director

Firelake Capital Partners LLC
By:	/s/ Martin Lagod	Dated: February 3, 2010
Martin Lagod
Managing Director

Firelake Capital Management LLC
By:	/s/ Martin Lagod	Dated: February 3, 2010
Martin Lagod
Managing Director

/s/ Fred Kittler		Dated: February 4, 2010
Fred Kittler

/s/ Martin Lagod		Dated: February 3, 2010
Martin Lagod